

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2021

By E-Mail

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Genesco Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by Legion**
>   **Partners Holdings, LLC, et. al.**
> **Filed April 27, 2021**
> **File No. 001-03083**

Dear Ms. Gonzalez-Sussman:

We have reviewed the above-captioned filing, and have the following comments.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 5

1.   Please revise your disclosure stating "the Company now plans to hold the 2021 Annual Meeting in mid-July and that it would announce a specific date at later time, despite having previously announced that the 2021 Annual Meeting would be held on June 24, 2021, as called for by the Bylaws" to clarify that Article II, Section I of the bylaws gives the board the authority to set a date and time other than the fourth Thursday of June each year.

Reasons for the Solicitation, page 9

2.   Please clarify your disclosure on page 12 referring to "various change-of-control scenarios" to describe them.

Proposal No. 1. Election of Directors, page 16

3.   Refer to the penultimate paragraph of this section on page 23. Please revise your disclosure to clarify which company proxy statement you are referencing, as the company has not yet filed a proxy statement in 2021.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions